

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2013

<u>Via E-mail</u>
Gary S. Winemaster
Chief Executive Officer and President
Power Solutions International, Inc.
201 Mittel Drive
Wood Dale, IL 60191

> **Re: Power Solutions International, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2013**
> **File No. 333-188580**

Dear Mr. Winemaster:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Recent Performance, page 2</u>

1. Refer to your disclosure on page 2 highlighting total revenues and "adjusted diluted earnings per common share." Please revise here to provide equally prominent disclosure of your net income/loss and diluted earnings per share for the periods presented and to provide a cross reference to your reconciliation between "adjusted diluted earnings per common share" and diluted earnings per share.

A research report, which does not reflect our views…, page 30

2.   We note your disclosure concerning the research report regarding your quarterly financial results published by Craig-Hallum Capital Group LLC. Please tell us what consideration you have given to including addition risk factor disclosure about other reports published by your underwriters, such as the March 1, 2013 research report prepared by Craig-Hallum Capital and Roth Capital Partners LLC.

3.   We note your statement that you were not involved in any way in the preparation of the referenced research report. In this regard, please address whether you provided any information to Craig-Hallum, such as data supporting Craig-Hallum's beliefs about your discussions with other chassis manufacturers, the anticipated timing for certifications of your engines and your product development plans.

4.   We note your disclosure concerning possible claims, damages and costs resulting from the publication of the research report. Please tell us what consideration you have given to including financial statement footnote or other disclosure regarding your possible contingent liability in this regard.

Principal and Selling Stockholders, page 87

5.   Please revise to provide the information required by Item 507 of Regulation S-K or tell us why you believe you are not required to do so.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via email): Mark D. Wood, Esq. – Katten Muchin Rosenman LLP